October 2, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Aclaris Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-206437)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 5,000,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (EDT) on October 6, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated September 25, 2015, through the date hereof:

Preliminary Prospectus dated September 25, 2015:

421 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

JEFFERIES LLC
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

JEFFERIES LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Aradhana Sarin
Name: Aradhana Sarin
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]